SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549





                            FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                    GIBSON GREETINGS, INC.
     ______________________________________________________
     (Exact name of registrant as specified in its charter)



               Delaware                          52-1242761
________________________________________     ____________________
(State of incorporation or organization)     (I.R.S. Employer
                                             Identification No.)


2100 Section Road, Cincinnati, Ohio                 45237
________________________________________     ____________________
(Address of principal executive offices)         (Zip Code)


             Securities to be registered pursuant to
                    Section 12(b) of the Act:

                              None
                        ________________

Securities to be registered to Section 12(g) of the Act:

                  Preferred Stock Purchase Rights
_________________________________________________________________
                        (Title of Class)

Item 1.   Description of Securities to be Registered.
          __________________________________________

          On August 26, 1999, the Board of Directors of Gibson Greetings, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock payable September 15, 1999 to stockholders of record at the close of business on September 8, 1999. Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a share of Series B Preferred Stock, par value $1.00 per share (the "Preferred Stock") at a Purchase Price of $25 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent.

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 20 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, after August 26, 1999 and without the prior consent of the Company's Board of Directors, beneficial ownership of 15% (or, in the case of a person or group which is a 15% stockholder on August 26, 1999, of 25%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 20 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.

          Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock certificates,
(ii) new Common Stock certificates issued after September 8, 1999 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          The Rights are not exercisable until the Distribution
Date and will expire at the close of business on August 31, 2009, unless earlier redeemed by the Company as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          If, at any time following the Distribution Date, (i) the Company or any Acquiring Person publicly announces that a Person has become the beneficial owner of more than 15% (or 25% as described above) of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), (2) at any time after a Stock Acquisition Date, the Company is the surviving corporation in a merger with an Acquiring Person in which the Common Stock of the Company remains outstanding and unchanged, or (3) at any time after a Stock Acquisition Date, an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at an exercise price of $25 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $50 worth of Common Stock (or other consideration, as noted above) for $25. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase five shares of Common Stock for $25.

          If, at any time following a Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or, a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time until twenty days following a Stock Acquisition Date. Notwithstanding the foregoing, the Board of Directors may redeem the Rights if such redemption is incidental to a merger or other business combination involving the Company but not involving an Acquiring Person. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided however,
                                            ________ _______
that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

          As of August 26, 1999, there were approximately 15,831,897 shares of Common Stock of the Company outstanding. Each share of Common Stock of the Company outstanding at the close of business on September 8, 1999 will receive one Right.
As long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future, including but not limited to shares of Common Stock issuable upon conversion of any series of convertible preferred stock or debt instruments of the Company and shares of Common Stock issuable upon exercise of options granted by the Company. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company, in general, will issue one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) for each share of Common Stock issued pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. In any other case, after the Distribution Date, the Company may issue Rights when it issues Common Stock, if the Board of Directors deems it to be necessary or appropriate. Two hundred thousand shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

          The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without prior agreement with the Board of Directors. The Rights should not affect any prospective offeror willing to make an all cash offer at a full and fair price, or willing to negotiate with the Board of Directors. The Rights will not interfere with any merger or other business combination approved by the Board of Directors because the Board of Directors, at its option, at any time until 20 days following a Stock Acquisition Date may redeem all but not less than all the then outstanding Rights at the Redemption Price.

          In addition, certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate") may have anti-takeover effects. The Certificate provides that the Board of Directors is divided into three classes, with board members of one class standing for election in each year, and further provide that a director may only be removed for cause. The Certificate provides, with certain exceptions, that no stockholder action may be taken by written consent of stockholders. The Certificate provides that a special stockholder meeting may be called only by the Board of Directors or the Chief Executive Officer except solely for the purpose of removing a Director or Directors for cause, in which case holders of a majority of the outstanding voting power may also call a special meeting. The Certificate provides that any Business

Combination with a Related Person (as those terms are defined in the Certificate) requires either an 80% vote of outstanding shares of voting stock (including at least a 50% vote by holders other than the Related Person), the affirmative vote of a majority of Continuing Directors (as that term is defined in the Certificate) or the determination of Continuing Directors that the transaction satisfies certain fair price criteria. The Certificate provides that the Company's management would generally be without authority to purchase or redeem shares of the Company from an Interested Stockholder (as defined in the Certificate) for a price over the market price unless the purchase is approved by holders of shares having 80% of the voting power, including a majority of the shares held by persons other than the Interested Stockholder. The preceding description of the Certificate is qualified in its entirety by reference to the Certificate incorporated herein by reference to Exhibit 3 of the Company's Annual Report on Form 10-K for the year ended December 31, 1986.

          The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, is attached hereto as Exhibits 1 and 2 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2.   Exhibits.

1, 2 Rights Agreement, dated as of September 8, 1999 between Gibson Greetings, Inc. and The Bank of New York which includes as Exhibit B thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement).

                            SIGNATURE
                            _________

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              GIBSON GREETINGS, INC.



Date: September 7, 1999       By  /s/ James Wilson
                                 ________________________________
                              Its Executive V.P. - Finance &
                                  Operations